Mail Stop 6010

December 22, 2006

<u>**VIA U.S. MAIL AND FACSIMILE**</u>

Ms. Sarah Shao
China Digital Communication Group
Chief Financial Officer
Number 2222 Jin Tian Road
An Lian Building 15th Floor A-01 and A-02
Futian Shenzhen China

>   **Re: China Digital Communication Group**
>   **Form 10-KSB for the year ended December 31, 2005**
>   **Filed March 30, 2006**
>   **Form 8-K dated June 29, 2006**
>   **Form 10-Q as of September 30, 2006**
>   **File No. 000-49715**

Dear Ms. Shao:

We have reviewed your response letter dated October 6, 2006 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended December 31, 2005

General

1. We refer to your responses to comments 1 and 2. Please provide an amended Form 10-KSB for our review.

Financial Statements

Note I, Stock Purchase Business Combination, page F-19

2. We refer to your response to comment 3. We see the significant difference between the quoted market price of your common shares on the date you announced the merger with Billion and the share price used for SFAS 141 purposes. Please further tell us how you applied the guidance from paragraph 23 to SFAS 141. We may have further comment upon review of your response.

3. We refer to your response to comment 4. It continues to be unclear why no purchase price was allocated to patents or technology. Your filing indicates that you hold proprietary technology and patents. You indicate that you did not record any intangible assets because you deemed such assets "inseparable" and not subject to being "…sold, transferred, licensed, rented or otherwise exchanged for something of value…" We refer you to paragraphs A14 – A28 which describes examples of intangible assets that meet the criteria for recognition apart from goodwill. Please respond to the following:

    - Please tell us why your response indicates that you have no patents while the 10-K discloses that you hold patents.
    - Under SFAS 141 paragraph 39 a patent normally conveys a contractual or legal right. Under that paragraph, an intangible asset conveying a contractual or legal right need not be separable or transferable. Accordingly, please further explain why SFAS 141 does not require that you value and separately account for patents acquired in the business combination.
    - Please tell us why you would not be unable to sell, license, transfer, rent or exchange the technology acquired. Also, tell us why you believe the acquired technology is of no value to a buyer. Please provide a full and comprehensive analysis to support that you should not separately value and account for acquired technology.

    We may have further comment.

4. As a related matter, your response is not sufficient for us to evaluate your application of EITF 02-17. Please provide a comprehensive analysis of your evaluation of the requirements of the Abstract. Your response should fully demonstrate that you appropriately considered whether an intangible asset for customers should have been recorded at the date of the business combination.

5. We refer to your response to comment 5. Please revise to disclose the value of net assets acquired as of the actual date of the acquisition. It appears that the changes in the values to individual assets and liabilities are individually significant from September 30, 2004 to the consummation date in November 2004. Revise the financial statements as necessary.

6. As a related matter, it appears that cash purchased in the transaction was $296,713 on November 15, 2004. Please appropriately revise the statement of cash flows.

Form 8-K dated June 29, 2006

Exhibit 99.1- Audited Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 4

7. We refer to your response to comment 10. It appears that you restated the statement of cash flows for 2005 to present repayment of a loan as a financing activity. Please label the restated financial statement "as restated." Please also add footnote disclosure about the restatement, including disclosure about why the prior presentation did not conform to GAAP. Please also apply this comment to the cash flow statement for the period ended March 31, 2006. Refer SFAS 154.

8. Additionally, please tell us whether the loan is payable to a related party. If so, please revise to make the appropriate disclosures under SFAS 57.

Note 2, Summary of Significant Accounting Policies, page 7

Revenue Recognition, page 9

9. We refer to your response to comment 7. In the fifth paragraph of the response you indicate that revenues are recognized at shipment. However, in the sixth paragraph you indicate that revenues are recognized upon confirmed acceptance after inspection by customers. Please reconcile these conflicting statements.

10. We refer to your response to comment 7. Please tell us how you considered the terms of sales and the related requirements of EITF 99-19. Please provide us a full and comprehensive analysis of each of the criteria in paragraphs 7 – 17 of the EITF.

11. You indicate that you have no factory or manufacturing facilities. Please further explain to us how you provide "customized products."

Note 4, Other Receivables, page 12

12. We reference prior comment 8. Please revise to disclose the nature and amount of "other receivables to vendors."

Exhibit 99.2 – Condensed Consolidated Financial Statements as of March 31, 2006

13. We refer to your response to comment 13. As previously noted, accounts receivable as of March 31, 2006 are more than 10 times revenue for the first quarter and a substantial portion of those receivables appear to be more than 90 days old. In a written response please explain:

- The payment terms of those receivables. Please be detailed and specific.

- The aging of those receivables and the dates of the underlying sales, including whether the payment dates or terms of any significant amounts were re-negotiated after the original sales date.

- Please also tell us why the fact that your "clients" changed their purchasing procedures resulted in the significant decrease in first quarter revenue. Please further explain the extent to which your clients all changed their business practices in the first quarter of 2006.

- Tell us why your clients changed their purchasing procedures.

- Tell us whether any receivables as of March 31, 2006 continue to be uncollected. If so, please tell us the amounts and provide a complete explanation of why those receivables are collectible.

- In light of the unusual relationship of receivables to revenues, please add detailed disclosure of payment terms.

Exhibit 99.3 – Pro Forma Data

14. We reference prior comments 18 – 25. Please provide revised pro forma data for our review.

15. We refer to your response to comment 20. Please disclose how you determined the fair value of the preferred shares and disclose why you believe your method is appropriate in US GAAP.

16. We refer to your response to comment 24. Please provide a comprehensive analysis of your consideration of the requirements of EITF 02-17. Fully explain why GAAP does not require that you value and allocate purchase price to customer relationships.

Exhibit 99.4 – Press Release

17. We refer to comment 26. Please provide an amended press release for our review.

Form 10-Q as of September 30, 2006

Consolidated Balance Sheet, page 2

18. We see that Galaxy had an unsecured loan payable totaling $1.1 million as of March 31, 2006. We do not see disclosure of that loan in your balance sheet as of September 30, 2006, nor do we see that loan in the purchase allocation in Note D. Please tell us what happened to that loan. Please revise the financial statement and related footnotes as necessary.

Note B, Summary of Significant Accounting Policies, page 5

Revenue Recognition, page 6

19. We see that receivables exceed 50% of sales for the year to date period. Please make disclosure about the payment terms of your sales. Specifically address the nature, terms and extent of extended payment terms.

Note D, Acquisitions, page 10

20. Please reconcile the last sentence of the first paragraph which indicates that the preferred shares have not been issued as of September 30, 2006 with the last sentence of footnote C which indicates that these shares were issued on July 11, 2006.

21. Refer to prior comment 29. Please revise to also provide comparative pro forma data for the 2005 year to date period. Refer to SFAS 141.

22. We see that the majority of the purchase consideration was allocated to goodwill. Please disclose the factors leading to a purchase price resulting in goodwill. Your disclosure should focus on the business reasons for an excess of cost over fair value of identifiable assets, not the mechanics of the purchase price allocation. Refer to paragraphs 51b and 58a to SFAS 141.

23. We see that the Galaxy transaction was in part consummated by issue of a new series of preferred stock. Please make footnote disclosure about the all of the significant terms and conditions of those shares.

24. Please confirm that the preferred shares are not convertible to common stock. Otherwise, please revise to discuss the terms of the conversion feature and tell us how you determined that the conversion option is not an embedded derivative that should be bifurcated and accounted for under SFAS 133.

Note M, Related Party Transactions, page 14

25. We refer to your response to comment 30. Please tell us why you deleted the disclosure about the shareholder guarantees. If the line of credit continues to be guaranteed by shareholders, please make appropriate disclosure.

Note N, Segment Reporting, page 14

26. Please provide segment disclosure for both the quarter and year-to-date periods. Please also add a description of the nature and components of "all others."

27. Please revise to provide the disclosures required by paragraph 38 of SFAS 131. We see that all of your sales are derived from the sales of products outside of the United States and that all long-lived assets are located outside the United States.

Management's Discussion and Analysis or Plan of Operation, page 15

Results of Operations, page 16

28. Please expand to discuss both the quarter and year to date periods. For clarity please revise your text to more clearly distinguish discussion of data for the quarter versus the year to date periods.

29. Please expand to identify and describe the factors responsible for the apparent decrease in revenues from your legacy business in the third quarter. We also see that Galaxy had sales of less than $100,000 in the first quarter. Please expand to identify and describe how that business achieved sales of more than $1.8 million for the third quarter. Please note that in general MD&A should identify and quantify factors responsible for changes in financial statements items and explain why those changes occurred. The general guidance should be applied throughout MD&A.

30. Please expand to more clearly explain why costs of sales decreased despite an increase in overall sales.

31. Please disclose gross margin or costs of sales as a percentage of revenues for each period. Also describe factors responsible for changes in the disclosed ratio from period to period.

Liquidity and Capital Resources, page 17

32. Please disclose the terms and purpose of the deposits.

33. Please add footnote disclosure that explains all relevant terms and conditions of the bank line of credit.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3605 if you have questions. In this regard, please do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any other questions.

Sincerely,

Gary Todd
Reviewing Accountant

cc: (via Fax) Richard Anslow